SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20552
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)
MILLENNIUM BANKSHARES CORPORATION
(Name of Issuer)
Common Stock, par value $5.00 per share
(Title of Class of Securities)
600 37B 106
(CUSIP Number)
David M.W. Harvey
Hot Creek Capital, L.L.C.
6900 South McCarran Boulevard, Suite 3040
Reno, Nevada 89509
(775) 823-5233
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 14, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	600 37B 106	Page	2	of	12	Pages

1	NAME OF REPORTING PERSON Hot Creek Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		545,200

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		545,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	545,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.11%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	600 37B 106	Page	3	of	12	Pages

1	NAME OF REPORTING PERSON Hot Creek Investors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		545,200

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		545,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	545,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.11%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	600 37B 106	Page	4	of	12	Pages

1	NAME OF REPORTING PERSON David M.W. Harvey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		545,200

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		545,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	545,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.11%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No. 600 37B 106	Page 5 of 12 Pages

Item 1.	Security and Issuer
          The class of equity securities to which this Statement relates is the Common Stock, par value $5.00 per share, (“Stock”) of Millennium Bankshares Corporation, a Virginia corporation (the “Company”). The principal executive offices of the Company are located at 1601 Washington Plaza, Reston, Virginia 20190.

Item 2.	Identity and Background
          (a) This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): (i) Hot Creek Capital L.L.C. (the “General Partner”), (ii) Hot Creek Investors, L.P. (“Investors”) and (iii) David M. W. Harvey, the managing member of the General Partner ((i), (ii) and (iii) being collectively, the “Filing Persons”). The Stock which is the subject of this Schedule 13D is held by Investors. The other Filing Persons are joining in this Schedule 13D because they exercise voting and investment power over the Stock held by Investors. The Filing Persons have entered into a Joint Filing Agreement, dated as of March 14, 2008, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
          (b) The residence or business address of each of the Filing Persons is:
6900 South McCarran Boulevard, Suite 3040 Reno, Nevada 89509
          (c) Investors is a Nevada limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial services providers. The General Partner, a Nevada limited liability company, is the general partner of Investors. The General Partner is charged with management of the day-to-day affairs of Investors and other related investment partnerships. The managing member of the General Partner is David M. W. Harvey and that is Mr. Harvey’s principal occupation. Each of the Filing Persons conducts their business from 6900 South McCarran Boulevard, Suite 3040, Reno, Nevada, 89509.
          (d) and (e) During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any such persons been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.
          (f) Investors and the General Partner are organized under the laws of the state of Nevada. David M. W. Harvey is a citizen of the U.S.A.

CUSIP No. 600 37B 106	Page 6 of 12 Pages
Item 3. Source and Amount of Funds or Other Consideration
          All of the 545,200 shares of Stock beneficially owned by the Filing Persons is held by Investors. The amount of funds expended by Investors to acquire such 545,200 shares of Stock is $3,957,486. No borrowed funds were used to purchase such Stock. The source of the funds used by Investors to purchase such Stock was working capital.
          All or part of the shares of Stock owned by the Filing Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to the Filing Persons. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing no Filing Person has margin or other loans outstanding secured by Stock.

Item 4.	Purpose of Transaction
          The purpose of the acquisition of the shares of Stock by the Filing Persons is to profit from appreciation in the market price of the Common Stock through the assertion of shareholder rights and influencing the policies of the Company.
          As a result of such concerns, in a letter dated February 27, 2006, filed as Exhibit B, Mr. Harvey, on behalf of himself and the other Filing Persons, nominated four persons for election to the Board of Directors of the Company in connection with the 2006 Annual Meeting.
          On August 4, 2006, the Company, the Filing Persons, Joseph Paulini and Charles Dean entered into an agreement, a copy of which is attached as Exhibit C hereto (the “Settlement Agreement”).
          On July 17, 2007, Investors and Barbara Wortley (“Wortley”) entered into a letter agreement, filed as Exhibit D (the “Option Agreement”). On August 28, 2007, Investors and Wortley entered into a letter agreement, a copy of which is attached as Exhibit E hereto (the “First Amendment”). On November 9, 2007, Investors and Wortley entered into a letter agreement, a copy of which is attached as Exhibit F hereto (the “Second Amendment”).
          The Filing Persons do not presently intend to make further purchases or sales of shares of Stock, but may at any time purchase shares or dispose of any or all the shares of Stock held by them. To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Filing Persons have such a purpose. Except as noted in this Schedule 13D, no Filing Person has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

CUSIP No. 600 37B 106	Page 7 of 12 Pages

Item 5.	Interest in Securities of the Company
          The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Stock, 8,927,461 reported as the number of outstanding shares as of September 30, 2007 on the Company’s Form 10-Q filed November 14, 2007.
          The Filing Persons’ transactions in the Stock within the past 60 days are as follows:
(A) Investors
     (a)-(b) See cover page.
(c)	Pursuant to the Option Agreement as amended by the First Amendment and the Second Amendment (collectively, the “Option”), Investors has granted Wortley an option to purchase 200,000 shares of Stock at a price of $7.60 per share, which Option may be exercised until December 31, 2008, subject to the terms and conditions set forth in the Option. Investors has made no other purchases or sales of Stock in the past 60 days:

(d)	Because he is the Managing Member of General Partner, the general partner of Investors, Mr. Harvey has the power to direct the affairs of Investors, including the voting and disposition of shares of Stock held in the name of Investors. Therefore, Mr. Harvey is deemed to share voting and disposition power with Investors with regard to those shares of Common Stock.
(B) General Partner
     (a)-(b) See cover page.
(c)	General Partner has made no purchases or sales of Stock directly.

(d)	General Partner is the general partner of Investors. Because he is the Managing Member of General Partner, Mr. Harvey has the power to direct the affairs of General Partner. Therefore, General Partner may be deemed to share with Mr. Harvey voting and disposition power with regard to the shares of Stock held by Investors.
(C) Mr. David M. W. Harvey
     (a)-(b) See cover page.
(c)	Mr. Harvey made no purchases or sales of Stock directly.

CUSIP No. 600 37B 106	Page 8 of 12 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.
          Except with respect to the Joint Filing Agreement filed as Exhibit A, the Settlement Agreement filed as Exhibit C, the Option Agreement filed as Exhibit D, the First Amendment filed as Exhibit E to this filing, and the Second Amendment filed as Exhibit F to this filing, neither of Investors, the General Partner, or Mr. Harvey has any contract, arrangement, understanding, or relationship (legal or otherwise) between or among themselves and any person with respect to securities of the Company, including but not limited to transfer or voting of any of the Stock that is the subject of this Schedule 13D, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description
A	Joint Filing Agreement.**

B	Letter from David M.W. Harvey to Company dated February 27, 2006*

C	Agreement dated August 4, 2006, between the Company, Hot Creek Capital, L.L.C., Hot Creek Investors, L.P., David M.W. Harvey, Joseph Paulini and Charles Dean.

D	Letter Agreement dated July 17, 2007 between Hot Creek Investors, L.P. and Barbara Wortley.*

E	Letter Agreement dated August 28, 2007 between Hot Creek Investors, L.P. and Barbara Wortley.**

F	Letter Agreement dated November 9, 2007 between Hot Creek Investors, L.P. and Barbara Wortley.**

*	previously filed

**	filed herewith

CUSIP No. 600 37B 106	Page 9 of 12 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 14, 2008

HOT CREEK CAPITAL, L.LC.

By:	/s/ David M.W. Harvey

Managing Member

HOT CREEK INVESTORS, L.P.

By:	HOT CREEK CAPITAL, L.L.C. General Partner

By:	/s/ David M.W. Harvey

Managing Member

/s/ David M.W. Harvey

David M.W. Harvey

CUSIP No. 600 37B 106	Page 10 of 12 Pages
EXHIBIT A
JOINT FILING AGREEMENT
          Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.
Date: March 14, 2008

HOT CREEK CAPITAL, L.LC.

By:	/s/ David M.W. Harvey

Managing Member

HOT CREEK INVESTORS, L.P.

By:	HOT CREEK CAPITAL, L.L.C. General Partner

By:	/s/ David M.W. Harvey

Managing Member

/s/ David M.W. Harvey

David M.W. Harvey

CUSIP No. 600 37B 106	Page 11 of 12 Pages
EXHIBIT E
FORM OF
FIRST AMENDMENT
Tuesday, August 28, 2007
BY FEDERAL EXPRESS
Barbara Wortley
456 Alexander Palm Road
Boca Raton, Florida 33432

RE:	Addendum to Option dated July 17, 2007
to Purchase Common Stock of
Millennium Bankshares Corporation

Dear Ms. Wortley:
          For an additional fee of $20,000 (the “Premium”), payable by you, Hot Creek Investors, L.P., (“Grantor”), does hereby agree that the Option dated July 17, 2007, pursuant to which Grantor granted to Barbara Wortley or your assignee (“Grantee”) an option (the “Option”) to purchase two hundred thousand shares of Common Stock (the “Stock”) of Millennium Bankshares Corporation is hereby amended to be exercisable until July 30, 2008 (the “Expiration”).
          The Option, as amended by this Addendum, shall be exercisable by the Grantee upon the receipt of any and all required regulatory approvals but in no event after the Expiration. Except as specifically set forth in this Addendum, all other terms and conditions of the Option shall remain unchanged and in full force and effect.
          Please give me a call if you have any questions.

Very truly yours,
/s/ DAVID HARVEY

ACCEPTED AND AGREED
/s/ BARBARA WORTLEY

CUSIP No. 600 37B 106	Page 12 of 12 Pages
EXHIBIT F
FORM OF
SECOND AMENDMENT
Friday, November 09, 2007
BY FEDERAL EXPRESS
Barbara Wortley
456 Alexander Palm Road
Boca Raton, Florida 33432

RE:	Second Addendum to Option dated July 17, 2007
to Purchase Common Stock of
Millennium Bankshares Corporation

Dear Ms. Wortley:
          For an additional fee of $20,000 Hot Creek Investors, L.P., a Nevada limited partnership (“Grantor”), does hereby agree that the Option dated July 17, 2007, pursuant to which Grantor granted to Barbara Wortley or your assignee (“Grantee”) an option (the “Option”) to purchase two hundred thousand shares of Common Stock (the “Stock”) of Millennium Bankshares Corporation is hereby amended to be exercisable until December 31, 2008 (the “Expiration”).
          The Option, as amended by this Addendum, shall be exercisable by the Grantee upon the receipt of any and all required regulatory approvals but in no event after the Expiration. Except as specifically set forth in this Addendum, all other terms and conditions of the Option shall remain unchanged and in full force and effect.
          Please give me a call if you have any questions.

Very truly yours,
/s/ DAVID HARVEY

ACCEPTED AND AGREED
/s/ BARBARA WORTLEY